SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

___________________

SCHEDULE 13D/A
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
RULE 13d-2(a)

(Amendment No. 2)

BNC MORTGAGE, INC.
_______________________________________________
(Name of Issuer)

Shares of Common Stock, par value $0.001 per share
_______________________________________________
(Title of Class of Securities)

05561Y10
_______________________________________________
(CUSIP NUMBER)

Greenlight Capital, L.L.C.
420 Lexington Avenue
Suite 1740
New York, New York 10170
Tel. No.: (212) 973-1900
_______________________________________________
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

May 11, 2000
_______________________________________________
(Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [   ]

CUSIP No. 05561Y10	13D/A

1		NAME OF REPORTING PERSONS S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS Greenlight Capital, L.L.C.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS AF, WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) Not Applicable	[ ]
6		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 665,400
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 665,400
	10	SHARED DISPOSITIVE POWER 0
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 665,400
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 13.196%
14		TYPE OF REPORTING PERSON CO

*SEE INSTRUCTIONS BEFORE FILLING OUT

CUSIP No. 05561Y10	13D/A

1		NAME OF REPORTING PERSONS S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS David Einhorn
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS AF, WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) Not Applicable	[ ]
6		CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 665,400
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 665,400
	10	SHARED DISPOSITIVE POWER 0
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 665,400
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 13.196%
14		TYPE OF REPORTING PERSON IN

*SEE INSTRUCTIONS BEFORE FILLING OUT

CUSIP No. 05561Y10	13D/A

1		NAME OF REPORTING PERSONS S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS Jeffrey A. Keswin
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS AF, WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) Not Applicable	[ ]
6		CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 665,400
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 665,400
	10	SHARED DISPOSITIVE POWER 0
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 665,400
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 13.196%
14		TYPE OF REPORTING PERSON IN

*SEE INSTRUCTIONS BEFORE FILLING OUT

Amendment No. 2 to SCHEDULE 13D

          The Schedule 13D, as previously amended (the "Schedule 13D"), filed on behalf of Greenlight Capital, L.L.C., a Delaware limited liability company ("Greenlight"), and Mr. David Einhorn and Mr. Jeffrey A. Keswin, the principals of Greenlight (together with Greenlight, the "Reporting Persons"), relating to shares of Common Stock of BNC Mortgage, Inc. (the "Issuer") is hereby further amended as follows.

Item 4.           Purpose of Transaction

          The response to Item 4 is amended by deleting the prior response and replacing it with the following:

          On May 11, 2000, Greenlight delivered to the Issuer a letter, a copy of which is filed herewith as Exhibit 2 and incorporated herein by reference, pursuant to which Greenlight informed the Issuer that it was withdrawing its previously disclosed proposal to acquire the Issuer. The Reporting Persons do not presently have any plans or proposals with respect to the Issuer of the type enumerated in Item 4 of Schedule 13D.

Item 7.           Material to be Filed as Exhibits

Exhibit 1	Letter to Issuer dated February 17, 2000 (previously filed).
Exhibit 2	Letter to Issuer dated May 11, 2000 (filed herewith).

Signatures

          After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:     May 11, 2000

GREENLIGHT CAPITAL, L.L.C.

By:	/S/ JEFFREY A. KESWIN _______________________________ Jeffrey A. Keswin, Managing Member

/S/ DAVID EINHORN ______________________________________ David Einhorn

/S/ JEFFREY A. KESWIN ______________________________________ Jeffrey A. Keswin

EXHIBIT INDEX

Exhibit 1	Letter to Issuer dated February 17, 2000 (previously filed).
Exhibit 2	Letter to Issuer dated May 11, 2000 (filed herewith).